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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO

                               (AMENDMENT NO. 2)

                      TENDER OFFER STATEMENT UNDER SECTION

          14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                       CENTENNIAL HEALTHCARE CORPORATION
                           (Name of Subject Company)
                            ------------------------

                            HILLTOPPER HOLDING CORP.

                          HILLTOPPER ACQUISITION CORP.

                     WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                J. STEPHEN EATON

                                  ALAN C. DAHL

                               KENT C. FOSHA, SR.

                            LAWRENCE W. LEPLEY, JR.

                       CENTENNIAL HEALTHCARE CORPORATION
                        (Name of Filing Person--Offeror)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                   150937100

                     (CUSIP Number of Class of Securities)
                            ------------------------

                                 DAVID WENSTRUP
                          VICE PRESIDENT AND SECRETARY
                            HILLTOPPER HOLDING CORP.
                      C/O E.M. WARBURG, PINCUS & CO., LLC
                              466 LEXINGTON AVENUE
                               NEW YORK, NY 10017
                           TELEPHONE: (212) 878-0600
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                            ------------------------

                                    COPY TO:

     DARYL R. GRISWOLD, ESQ.         STEVEN J. GARTNER, ESQ.         PAUL A. QUIROS, ESQ.
CENTENNIAL HEALTHCARE CORPORATION     DAVID K. BOSTON, ESQ.          LYNN S. SCOTT, ESQ.
  400 PERIMETER CENTER TERRACE       WILLKIE FARR & GALLAGHER          KING & SPALDING
            SUITE 650                   787 SEVENTH AVENUE           191 PEACHTREE STREET
     ATLANTA, GEORGIA 30346          NEW YORK, NEW YORK 10019       ATLANTA, GEORGIA 30303
    TELEPHONE: (770) 698-9040       TELEPHONE: (212) 728-8000     TELEPHONE: (404) 572-4600

                            ------------------------

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. / /

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4.

/X/  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. / /

                               Page 1 of 3 Pages
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    This Amendment No. 2 (this "AMENDMENT") amends and supplements the Tender
Offer Statement on Schedule TO filed by Hilltopper Holding Corp., a Delaware corporation ("PARENT"), Hilltopper Acquisition Corp., a Georgia corporation
("PURCHASER"), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership, J. Stephen Eaton, Alan C. Dahl, Kent C. Fosha, Sr., Lawrence W.
Lepley, Jr. and Centennial HealthCare Corporation, a Georgia corporation
("CENTENNIAL") on March 17, 2000 (the "SCHEDULE TO") relating to the offer by
Purchaser to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "SHARES"), of Centennial at a purchase price of $5.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "OFFER TO PURCHASE") and in the related
Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the "OFFER"), copies of which are attached as Exhibits
(a)(1) and (a)(2) to the Schedule TO. Capitalized terms used but not defined in this Amendment shall have the meaning assigned to them in the Offer to Purchase.

ITEMS 1 THROUGH 9 AND 11.

    Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented by adding thereto the following:

    On April 14, 2000, Parent announced that it is extending the Offer to allow
Centennial additional time to obtain certain required regulatory approvals and certain other consents. The Offer, as extended, will expire at 5:00 p.m., New
York City time, on Monday, May 1, 2000, unless further extended. As of midnight on April 13, 2000, approximately 6,086,723 Shares representing approximately 51% of the outstanding Shares, had been validly tendered and not withdrawn in connection with the Offer. These Shares, when taken together with the 4,710,252
Shares being contributed to Parent by the Contributing Shareholders, represent approximately 90.6% of the outstanding Shares.

    The full text of Parent's April 14, 2000 press release is attached as Exhibit (a)(9) hereto and incorporated herein by reference.

ITEM 12. EXHIBITS.

    (a)(9)  Text of Press Release issued by Parent on April 14, 2000.

                                       2
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
Dated: April 14, 2000
                                                       HILLTOPPER ACQUISITION CORP.

                                                       By   /s/ DAVID WENSTRUP
                                                            -----------------------------------------
                                                            Name: David Wenstrup
                                                            Title: Vice President and Secretary

                                                       HILLTOPPER HOLDING CORP.

                                                       By   /s/ DAVID WENSTRUP
                                                            -----------------------------------------
                                                            Name: David Wenstrup
                                                            Title: Vice President and Secretary

                                                       WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                                       By:  Warburg, Pincus & Co.,
                                                            General Partner

                                                       By   /s/ JOEL ACKERMAN
                                                            -----------------------------------------
                                                            Name: Joel Ackerman
                                                            Title: Managing Director

                                                       By   /s/ J. STEPHEN EATON
                                                            -----------------------------------------
                                                            J. Stephen Eaton

                                                       By   /s/ ALAN C. DAHL
                                                            -----------------------------------------
                                                            Alan C. Dahl

                                                       By   /s/ KENT C. FOSHA, SR.
                                                            -----------------------------------------
                                                            Kent C. Fosha, Sr.

                                                       By   /s/ LAWRENCE W. LEPLEY, JR.
                                                            -----------------------------------------
                                                            Lawrence W. Lepley, Jr.

                                                       CENTENNIAL HEALTHCARE CORPORATION

                                                       By   /s/ J. STEPHEN EATON
                                                            -----------------------------------------
                                                            Name: J. Stephen Eaton
                                                            Title: Chairman and Chief
                                                            Executive Officer

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